July 3, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Jay Williamson, Staff Attorney

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1, as amended, for Dakota Creek Minerals Inc. (File No. 333-178615)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dakota Creek Minerals Inc. ("Company") hereby requests that the effectiveness of the above-captioned registration statement ("Registration Statement") be accelerated so that such Registration Statement will become effective on Thursday, July 5, 2012, at 1:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

The Company acknowledges that:

* should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,


/s/ Kathy Sloan
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Ms. Kathy Sloan
CEO, CFO, President, Secretary, Treasurer and Director
Dakota Creek Minerals Inc.